UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2005

OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from ___________ to ___________

COMMISSION FILE NUMBER …………………………………………………………………….0-2610

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
AMEGY BANK 401(K) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
ZIONS BANCORPORATION One South Main, Suite 1134 Salt Lake City, Utah 84111

INDEX

Page

(a)	Financial Statements and Supplemental Schedule – Amegy Bank 401(k) Savings Plan	F-1

(b)	Signatures	F-2

(c)	Exhibit 23 – Consent of Independent Registered Public Accounting Firm	F-3

Financial Statements and Supplemental Schedule

AMEGY BANK 401(K) SAVINGS PLAN
(formerly Southwest Bank of Texas 401(k) Savings Plan)

As of December 31, 2005 and 2004 and for the
Year Ended December 31, 2005

with Report of Independent Registered Public Accounting Firm

F-1

Amegy Bank 401(k) Savings Plan
(formerly Southwest Bank of Texas 401(k) Savings Plan)

Financial Statements and Supplemental Schedule

As of December 31, 2005 and 2004 and for the
Year Ended December 31, 2005

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Amegy Bank 401(k) Savings Plan
(formerly Southwest Bank of Texas 401(k) Savings Plan)

We have audited the accompanying statements of Net Assets Available for Benefits of Amegy Bank 401(k) Savings Plan (formerly Southwest Bank of Texas 401(k) Savings Plan) as of December 31, 2005 and 2004, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Amegy Bank 401(k) Savings Plan (formerly Southwest Bank of Texas 401(k) Savings Plan) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                     /s/ Ham, Langston & Brezina, L.L.P.

Houston, Texas
July 7, 2006

Amegy Bank 401(k) Savings Plan
(formerly Southwest Bank of Texas 401(k) Savings Plan)

Statements of Net Assets Available for Benefits

	December 31,
	2005	2004
Assets
Investments, at fair value:
Money market funds	$181,625	$426,088
Zions Bancorporation common stock	13,793,176	–
Amegy Bancorporation, Inc. common stock	–	16,830,798
Common collective trusts	10,480,675	10,631,697
Registered investment companies (mutual funds)	56,919,512	45,093,742
Participant loans, at cost	2,067,733	2,250,885
	83,442,721	75,233,210

Contributions receivable	115,561	99,973
Net assets available for benefits	$83,558,282	$75,333,183

See accompanying notes to financial statements.

Amegy Bank 401(k) Savings Plan
(formerly Southwest Bank of Texas 401(k) Savings Plan)

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2005

Additions
Investment income:
Net appreciation in fair value of investments	$1,193,719
Interest and dividends	3,341,334
4,535,053

Contributions:
Participant	6,454,300
Employer	3,723,353
Rollovers	993,279
11,170,932

Total additions	15,705,985

Deductions
Benefits paid directly to participants	7,434,422
Administrative expenses	46,464

Total deductions	7,480,886

Net increase	8,225,099

Net assets available for benefits:
Beginning of year	75,333,183
End of year	$83,558,282

See accompanying notes to financial statements.

Amegy Bank 401(k) Savings Plan
(formerly Southwest Bank of Texas 401(k) Savings Plan)

Notes to Financial Statements

Year Ended December 31, 2005

1. Description of Plan

The following description of the Amegy Bank 401(k) Savings Plan (formerly Southwest Bank of Texas 401(k) Savings Plan) (“the Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a single employer defined contribution plan designed to provide retirement benefits for eligible employees under a pretax salary reduction arrangement with a discretionary employer matching contribution. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). From time to time, the Plan has been amended and restated, and other plans have been merged into the Plan. In March 2005, the Plan changed to its current name. Fidelity Management Trust Company is the Trustee of the Plan. Amegy Bank, N.A. (“the Company”) is the Plan sponsor. The Company has a Retirement Plan Committee that administers the Plan.

Acquisition of Plan Sponsor and Intended Merger of Plan

Effective December 3, 2005, Zions Bancorporation (“Zions”), headquartered in Salt Lake City, Utah, acquired Amegy Bancorporation, Inc. (“Amegy”), the parent company of Amegy Bank, N.A. On December 9, 2005, Zions filed a registration statement with the Securities and Exchange Commission to register its shares to be used for Amegy’s employee benefit plans. Amegy shares in the Plan were exchanged for Zions’ shares at the exchange ratio determined in the merger. In 2006, Zions intends to merge the Plan into its existing 401(k) plan, Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan.

Eligibility

The Plan covers all employees who have attained the age of 18 and have completed one month of service as defined in the Plan.

Amegy Bank 401(k) Savings Plan
(formerly Southwest Bank of Texas 401(k) Savings Plan)

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Contributions

Participants may contribute from 1% to 80% of their pretax annual compensation to the Plan, subject to the overall limitation specified by the Internal Revenue Code (“the Code”), which was $14,000 for 2005. The Plan allows the Company to make discretionary matching contributions as determined by the Company’s board of directors. For 2005, the Company made matching contributions of 100% for the first 5% of participants’ eligible compensation. Under applicable law, participants attaining the age of 50 during or prior to 2005 are eligible to make catch-up contributions, not to exceed $4,000 in 2005.

The Plan allows rollovers by participants from nonaffiliated qualifying plans.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings. Investment income or loss is allocated based on the investment shares held in the participant’s account in relation to the total investment shares of the Plan.

Vesting

Participant contributions plus investment earnings are immediately vested; however, Company contributions vest as follows:

Years of Service	Vesting
Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5 or more	100%

Amegy Bank 401(k) Savings Plan
(formerly Southwest Bank of Texas 401(k) Savings Plan)

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Payment of Benefits

Benefits are paid upon death, disability, retirement, or termination of employment, or may be paid earlier subject to Plan provisions. Instead of a lump-sum amount, a participant may elect to receive his vested account balance in annual installments. Benefits are paid in stock, cash, or a combination of the two. For 2005, benefits paid directly to participants included Amegy’s common stock with a fair value of $108,269.

Investment Options

Participant contributions can be directed subject to Plan provisions into various Plan investment options that include Amegy’s common stock (or Zions’ common stock after December 9, 2005), common collective trusts, and registered investment companies (mutual funds).

Forfeited Accounts

Nonvested Company contributions are forfeited upon distribution of the fully vested value of a participant’s account. Forfeitures are used first to pay administrative expenses and subsequently to reduce Company contributions. The amount of forfeitures used in 2005 was $169,673. At December 31, 2005 and 2004, unallocated forfeiture accounts amounted to $240,461 and $135,856, respectively.

Participant Loans

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of the participant’s vested account balance. Loans are calculated on a fully amortized basis. A loan is collateralized by the vested balance in the participant’s account and bears interest at a rate commensurate with market rates for similar loans, as defined by the Plan.

Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan were terminated, each participant would become 100% vested and would receive a distribution of assets equal to the value of the participant’s account.

Amegy Bank 401(k) Savings Plan
(formerly Southwest Bank of Texas 401(k) Savings Plan)

Notes to Financial Statements (continued)

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Valuation of Investments and Income Recognition

Money market funds are stated at cost, which approximates fair value. Amegy’s or Zions’ common stock is stated at fair value which equals the quoted market price on the last business day of the Plan year. The shares of common collective trusts and registered investment companies (mutual funds) are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. Participant loans are valued at their outstanding principal balances, which approximate fair value.

Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Net Appreciation in Fair Value of Investments

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation in the fair value of its investments which consists of the realized gains or losses on sale of investments and unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Administrative expenses are paid by the Plan and by the Company.

Amegy Bank 401(k) Savings Plan
(formerly Southwest Bank of Texas 401(k) Savings Plan)

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Concentration of Investments

The Plan’s net assets available for benefits at December 31, 2005 include investments in Zions’ common stock of $13,793,176 (182,546 shares). At December 31, 2004, the Plan’s net assets available for benefits include investments in Amegy’s common stock of $16,830,798 (722,622 shares). These investments represent a 0.2% and 1.0% ownership of the companies’ outstanding common stock at December 31, 2005 and 2004, respectively. The fair value of these investments is subject to market fluctuations.

Reclassifications

Certain items in the 2004 financial statements have been reclassified to conform to the 2005 financial statement presentation. Such reclassifications had no effect on net assets available for benefits or the change in net assets available for benefits.

3. Investments

The Trustee of the Plan, as identified in Note 1, holds the Plan’s investments and executes all investment transactions. Investments that represent 5% or more of the fair value of the Plan’s net assets available for benefits are as follows:

	December 31,
	2005	2004
Zions Bancorporation common stock	$13,793,176
Amegy Bancorporation, Inc. common stock		$16,830,798
Dreyfus S&P 500 Index Fund	6,454,705	6,013,643
Fidelity Advisor Equity Income Fund	5,643,112	4,115,998
Fidelity Advisor Mid Cap Fund	8,513,506	7,549,873
Fidelity Advisor Stable Value Fund	10,480,675	10,631,697

Amegy Bank 401(k) Savings Plan
(formerly Southwest Bank of Texas 401(k) Savings Plan)

Notes to Financial Statements (continued)

3. Investments (continued)

During 2005, the Plan’s investments (including investments purchased and sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Zions Bancorporation common stock	$254,139
Amegy Bancorporation, Inc. common stock	315,684
Registered investment companies (mutual funds)	623,896
$1,193,719

4. Transactions with Parties-in-Interest

During 2005, the Plan received dividends from the Company of $198,116. Dividends associated with the Zions’ common stock were not received until 2006.

Certain plan investments are in accounts managed by the Trustee and the Plan invests in participant loans. These transactions qualify as party-in-interest transactions as defined by ERISA. Consequently, such transactions are permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under ERISA.

The Company paid administrative expenses of $221,726 in 2005 on behalf of the Plan.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Amegy Bank 401(k) Savings Plan
(formerly Southwest Bank of Texas 401(k) Savings Plan)

Notes to Financial Statements (continued)

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated January 19, 2005 stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and that the related trust is tax exempt.

7. Reconciliation of Financial Statements to Form 5500

The following reconciles net assets available for benefits in the accompanying financial statements to net assets in the Form 5500 regulatory filing:

	December 31,
	2005	2004
Net assets available for benefits in
accompanying financial statements	$83,558,282	$75,333,183
Contributions receivable	(115,561)	(99,973)
Net assets in Form 5500	$83,442,721	$75,233,210

The following reconciles the net increase in net assets available for benefits in the accompanying financial statements to the Form 5500 regulatory filing for the year ended December 31, 2005:

Net increase in net assets available for benefits
in accompanying financial statements	$8,225,099
Contributions receivable at December 31, 2004	99,973
Contributions receivable at December 31, 2005	(115,561)
Net increase in net assets available for benefits
in Form 5500	$8,209,511

The reconciliations above result from the accompanying financial statements being prepared on an accrual basis and the Form 5500 being prepared on a cash basis.

Amegy Bank 401(k) Savings Plan
(formerly Southwest Bank of Texas 401(k) Savings Plan)

Notes to Financial Statements (continued)

8. Prohibited Transactions.

For the plan years 2000 through 2004, certain participant contributions were not forwarded to the Trustee of the Plan in a timely manner. In each case, these contributions were subsequently contributed to the Plan. As a result of examinations completed by the Department of Labor for this period and the IRS for 2003, excise taxes, penalties and interest were determined in 2005 to amount to $10,240, for which the Company completed payment in September 2005.

Amegy Bank 401(k) Savings Plan
(formerly Southwest Bank of Texas 401(k) Savings Plan)

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
EIN: 76-0028668     Plan: 002

December 31, 2005

	(b)		(d)
	Identity of Issue, Borrower,	(c)	Cost of Remain-	(e)
(a)	Lessor, or Similar Party	Description of Investment	ing Assets (1)	Current Value

	DREYFUS	DREYFUS S&P 500 INDEX FUND		$6,454,705	**
*	FIDELITY	FEDERATED MID CAP FUND		1,591,199
	DREYFUS	DREYFUS PREMIER WORLDWIDE GROWTH FUND		2,889,416
	LOOMIS	LOOMIS SAYLES BOND ADMIN FUND		2,595,666
	EVERGREEN	EVERGREEN SPECIAL VALUES FUND		2,020,565
*	FIDELITY	FIDELITY TREASURY FUND		3,769,537
*	FIDELITY	FIDELITY ADVISOR EQUITY INCOME FUND		5,643,112	**
*	FIDELITY	FIDELITY ADVISOR EQUITY GROWTH FUND		1,727,588
*	FIDELITY	FIDELITY ADVISOR GROWTH & INCOME FUND		3,285,367
*	FIDELITY	FIDELITY ADVISOR SMALL CAP FUND		1,590,455
*	FIDELITY	FIDELITY ADVISOR HIGH INCOME FUND		241,083
*	FIDELITY	FIDELITY ADVISOR MID CAP FUND		8,513,506	**
*	FIDELITY	FIDELITY ADVISOR BALANCED FUND		2,518,110
*	FIDELITY	FIDELITY ADVISOR SHORT FIXED INCOME FUND		305,573
*	FIDELITY	FIDELITY ADVISOR STRATEGIC INCOME FUND		1,038,501
*	FIDELITY	FIDELITY ADVISOR GOVERNMENT INVESTMENT FUND		2,286,642
*	FIDELITY	FIDELITY ADVISOR STABLE VALUE FUND		10,480,675	**
*	FIDELITY	FIDELITY ADVISOR DIVIDEND GROWTH FUND		3,008,122
*	FIDELITY	FIDELITY ADVISOR DIVERSIFIED INTERNATIONAL FUND		2,979,356
*	FIDELITY	FIDELITY ADVISOR FREEDOM 2010 FUND		1,285,313
*	FIDELITY	FIDELITY ADVISOR FREEDOM 2020 FUND		1,958,912
*	FIDELITY	FIDELITY ADVISOR FREEDOM 2030 FUND		845,620
*	FIDELITY	FIDELITY ADVISOR FREEDOM 2040 FUND		214,122
*	FIDELITY	FIDELITY ADVISOR FREEDOM INCOME FUND		5,635
*	FIDELITY	FIDELITY ADVISOR FREEDOM 2005 FUND		1,257
*	FIDELITY	FIDELITY ADVISOR FREEDOM 2015 FUND		59,791
*	FIDELITY	FIDELITY ADVISOR FREEDOM 2025 FUND		25,663
*	FIDELITY	FIDELITY ADVISOR FREEDOM 2035 FUND		64,696
*	ZIONS BANCORPORATION	ZIONS BANCORPORATION COMMON STOCK		13,793,176	**
*	FIDELITY	MONEY MARKET FUNDS		181,625
*	PARTICIPANT LOANS	Interest rates ranging from 5.0% to 9.5%		2,067,733
				$83,442,721

*	Indicates party-in-interest to the Plan.
**	Represents investments comprising at least 5% of net assets available for benefits.
(1)	Not provided because all investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Plan Committee of Amegy Bank, N.A. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMEGY BANK 401(K) SAVINGS PLAN

July 12, 2006	By:	/s/ Robyn Brend
ROBYN BREND,
Vice President, Benefits/Payroll Manager

F-2